Filed by Magellan Petroleum Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject company: Magellan Petroleum Corporation (File No. 333-213923)

NEWS RELEASE – for release Monday, 28 November 2016 at 0700 CST

GE Oil & Gas makes $25 million investment in Tellurian Investments;

Tellurian developing 26 million tonnes per annum liquefied natural gas export facility Driftwood LNG

HOUSTON – 28 November 2016 – Tellurian Investments Inc. (“Tellurian”) announced today that GE Oil & Gas has made a $25 million preferred equity investment in Tellurian which has an implied Tellurian Investment Inc. Common Stock value of $5.94 per share.

Tellurian President and CEO Meg Gentle said, “This investment represents another step forward in the development of Driftwood LNG, where we are working together with GE to design the lowest cost liquefaction for the global market. GE Oil & Gas has provided technology for LNG facilities worldwide for over 25 years and is a pioneer in innovation and a leader in reliability. We look forward to a long and beneficial partnership with the GE team.”

Driftwood LNG is in the engineering design and pre-filing phase of the project. The Federal Energy Regulatory Commission (FERC) approved Driftwood LNG’s pre-filing request on June 6, 2016. Tellurian expects construction on Driftwood LNG to begin in 2018 and the project to become operational in 2022.

Tellurian entered into a merger agreement with Magellan Petroleum Corporation (NASDAQ: MPET) on August 2, 2016, and expects the agreement to close in the fourth quarter this year.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Magellan and Tellurian.

In connection with the proposed transaction, Magellan intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Magellan and Tellurian that also constitutes a prospectus of Magellan. Each of Magellan and Tellurian also plan to file other relevant documents with the SEC regarding the proposed merger. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement(s)/prospectus(es) for Magellan and/or Tellurian (if and when available) will be mailed to shareholders of Magellan or Tellurian, as applicable. INVESTORS AND SECURITY HOLDERS OF MAGELLAN AND TELLURIAN ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT(S)/PROSPECTUS(ES) AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Magellan and Tellurian, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Magellan will be available free of charge on Magellan’s internet website at www.magellanpetroleum.com or by contacting Magellan using the contact information below.

PARTICIPANTS IN SOLICITATION

Magellan and Tellurian and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from the companies’ shareholders in connection with the merger. Shareholders are urged to carefully read the proxy statement regarding the merger when it becomes available, because it will contain important information. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the companies’ shareholders in connection with the merger will be set forth in the proxy statement when it is filed with the SEC. You can find information about Magellan’s executive officers and directors in its definitive proxy statement filed with the SEC on June 6, 2016. You can obtain free copies of these and other documents containing relevant information at the SEC’s web site at www.sec.gov or by directing a request to the address or phone number set forth below.

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About Tellurian

Tellurian Investments Inc. is a private company founded by Charif Souki and Martin Houston. They are underpinned by a group of experienced industry experts developing low-cost liquefied natural gas (LNG) projects along the United States Gulf Coast. The team delivers results using a repeatable and simple design, off-the-shelf equipment and multiple production units to enhance reliability. The team has delivered cost-leading LNG projects over more than 50 years. They focus that collective knowledge and expertise on establishing a new global standard and delivering the lowest cost LNG to customers. Tellurian entered into a merger agreement with Magellan Petroleum Corporation (NASDAQ: MPET) on August 2, 2016, and expects the agreement to close in the fourth quarter 2016.

For more information, please see the company’s website at www.tellurianinvestments.com.

Contact: Joi Lecznar/SVP Public Affairs and Communication

Phone 1 832.962.4044 / joi.lecznar@tellurianinvestments.com